THIS PAPER DOCUMENT IS BEING
                                              SUBMITTED PURSUANT TO RULE 901(d)
                                                              OF REGULATION S-T

                    SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                ______________

                                 SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                    Global Telemedia International, Inc.
                               (Name of Issuer)

                       Common Stock (Par Value $.004)
                       (Title of class of securities)

                                 37936X108
                              (CUSIP number)

                         Mohammed Ghaus Khalifa
                              P.O. Box 3207
                                Dubai, UAE
                         Telephone:

               (Name, address and telephone number of person
             authorized to receive notices and communications)

                             November 18, 1996
          (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of 5 Pages)

SCHEDULE 13D



CUSIP NO. 37936X108                13D                      PAGE 2 OF 5 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mohammed Ghaus Khalifa

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
     N/A                                                              (b)  [ ]


3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                                  [ ]
     N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Dubai, India

NUMBER OF                7    SOLE VOTING POWER
SHARES                             1,009,772 shares (See Response to Item 3)
BENEFICIALLY
OWNED BY                 8    SHARED VOTING POWER
EACH
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH
                         10   SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,772 shares (See Response to Item 3)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 6.7% (See Response to Item 5)

14   TYPE OF REPORTING PERSON*
     IN

Global Telemedia International, Inc.
(CUSIP NO. 37936X108)

SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.004 per share ("Company Common Stock"), of Global Telemedia International, Inc., a Florida corporation (the "Company"), which has its principal executive offices at 1121 Alderman Drive, Suite 200, Alpharetta, Georgia 30202.


ITEM 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed by Mohammed Ghaus Khalifa, a citizen of India, whose address is Post Office Box 3207, Dubai, UAE.

     Mr. Khalifa's current occupation is manager.

     During the last five years, Mr. Khalifa has not been convicted in any criminal proceeding and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction where, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In July 1996, the Company commenced a $10,000,000 Regulation S Convertible Debenture offering. Mr. Khalifa acquired a Convertible Debenture with a face amount of $1,333,333 from the Company in exchange for the payment by Mr. Khalifa of funds in the amount of $1,000,000. The funds used for the purchase of the Convertible Debenture were from Mr. Khalifa's personal investment funds. Pursuant to the terms of the Subscription Agreement relating to the purchase of the Convertible Debentures, fifty percent (50%) of the principal amount of debentures represented by this certificate may first be converted into Company Common Stock on the date which is forty-five days following completion of the Convertible Debenture offering with the remaining principal amount convertible on the date which is seventy-five days following completion of the Convertible Debenture offering. Presently, Mr. Khalifa has a conversion notice pending for the conversion of $333,000 of the Convertible Debenture. The conversion notice was submitted on November 18, 1996 and will result in the issuance of approximately 1,009,772 shares of Company Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

     The securities of the Company to which this Statement relates are held by Mr. Khalifa as an investment. Except as otherwise set forth in this Statement, Mr. Khalifa does not presently have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company (other than in the normal course of business); (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on such Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's Amended and Restated Certificate of Incorporation or By-laws or other actions which may impede the acquisition of control of the Company by any person;
(viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(iv) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

     Mr. Khalifa may acquire shares of Company Common Stock or sell some or all of the shares of the Company Common Stock which may be owned by Mr. Khalifa from time to time, depending on his evaluation of the Company's business, prospects and financial condition, the market for the shares, other opportunities available to Mr. Khalifa, general economic conditions, money and stock market conditions and other future developments.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     After the conversion set forth in Item 3 herein, Mr. Khalifa will be the record owner of 1,009,772 shares of Company Common Stock and has the right to convert $1,000,333 face amount of Convertible Debentures into approximately 1,254,718 shares of Company Common Stock based on the existing conversion ratio. If Mr. Khalifa elects to convert the remaining $1,000,333 Convertible Debentures into Company Common Stock, such an interest would constitute approximately 15% of the shares of Company Common Stock issued and outstanding as of January 13, 1997 (based upon a total of 14,982,000 shares of Company Common Stock issued and outstanding).

     Except as set forth in Item 3 hereof, Mr. Khalifa has not affected any transactions in shares of Company Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth in this Statement, Mr. Khalifa does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              ______________________________________________
                                                  (Date)


                              ______________________________________________
                                                  (Signature)


                                             Mohammed Ghaus Khalifa
                                                  (Print Name)